Exhibit 12(a)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor			Predecessor
	Year Ended December 31,		Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
	2009	2008			2006	2005
EARNINGS:
Income from continuing operations	$320	$(487)	$64	$263	$344	$351
Add: Total federal income taxes	173	221	31	159	170	174
Fixed charges (see detail below)	353	326	73	251	295	281

Total earnings	$846	$60	$168	$673	$809	$806

FIXED CHARGES:
Interest expense, excluding capitalized interest	$348	$322	$72	$248	$292	$275
Rentals representative of the interest factor	5	4	1	3	3	6

Total fixed charges	$353	$326	$73	$251	$295	$281

RATIO OF EARNINGS TO FIXED CHARGES (a)	2.40	—	2.30	2.68	2.74	2.87

(a)	Fixed charges exceeded earning by $266 million for the year ended December 31, 2008.